SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

CONCLUSION OF THE TENDER OFFER TO ACQUIRE
THE COMMON SHARES OF TCO

Lisbon, Portugal, November 19, 2003 - Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; Euronext: PTCO.IN) today announced that following the acquisition of the control of Tele Centro Oeste Participações S.A. (“TCO”) by Telesp Celular Participações S.A. (“TCP”), TCP completed the tender offer to acquire the remaining common shares of TCO.

In this offer TCP acquired 32,205,831,707 common shares of TCO, representing 74.2% of the total common shares in circulation for R$ 538,803,562.79.

Upon completion of this operation, TCP now owns 90.7% of total voting shares of TCO, excluding treasury shares held by this company.

This information is also available on PT’s IR website http://ir.telecom.pt and additional information is available on www.vivo-sp.com.br.

Contact:	Vitor J. Sequeira, PT Group Investor Relations Officer vitor.j.sequeira@telecom.pt Portugal Telecom Tel.: +351.21.500.1701 Fax: +351.21.355.6623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.